UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43058

BLUE MOON METALS INC.
(Translation of registrant’s name into English)

220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K and the exhibits filed herewith shall be deemed to be incorporated by reference to the Registration Statement on Form F-10 (File No. 333-293554) of Blue Moon Metals, Inc. and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

See “Exhibits” below.

Exhibits

Exhibit Number	Description
99.1	Press release dated October 19, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUE MOON METALS INC.

	By:	/s/ Frances Kwong
		Name:	Frances Kwong
		Title:	Chief Financial Officer and Corporate Secretary

Date: October 19, 2026